EXHIBIT 21
List of Subsidiaries

		%
Name	Jurisdiction	Ownership
Entertainment Technology Corporation	PA	100%
ETC International Corporation	Barbados	100%
ETC-PZL Aerospace Industries	Poland	95%
ETC-Europe	Great Britain	99%
ETC-Delaware	Delaware	100%
NASTAR Center Holdings Corporation	Delaware	100%
NASTAR Center LLC	Delaware	100%